Exhibit 99.3

Operating and Financial Review and Prospects

The following discussion and analysis is based on and should be read in conjunction with our condensed consolidated interim financial statements for the six month period ended June 30, 2020 (unaudited) furnished herewith as Exhibit 99.2 and in conjunction with our consolidated financial statements, including the related notes, and the other financial information included in our annual report on Form 20-F for the year ended December 31, 2019, or the Annual Report, filed with the Securities and Exchange Commission, or SEC, on April 7, 2020. The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and in the Annual Report.

All references to “€,” “euro” or “EUR” are to the legal currency of the European Union, or EU, all references to “NIS” or “New Israeli Shekel” are to the legal currency of Israel and all references to “$,” “dollar,” “US$,” “USD” or “U.S. dollar” are to the legal currency of the United States of America. Other than as specifically noted, all amounts translated into a different currency were translated based on the exchange rate as of June 30, 2020.

IFRS

Our financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the IASB, which differ in certain respects from U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

Overview

We are involved in the production of renewable and clean energy. We own five photovoltaic plants, or PV Plants, that are operating and connected to their respective national grids as follows: (i) four PV Plants in Spain with an aggregate installed capacity of approximately 7.9 MWp and (ii) one PV Plant in Israel with an installed capacity of approximately 9 MWp. In addition, we own: (i) 9.375% of Dorad Energy Ltd., or Dorad, which owns an approximate 860 MWp bi-fuel operated power plant in the vicinity of Ashkelon, Israel, (ii) 51% of Talasol Solar S.L., or Talasol, which is involved in a project to construct a photovoltaic plant with a peak capacity of 300 MW in the municipality of Talaván, Cáceres, Spain, or the Talasol Project, (iii) Groen Gas Goor B.V and of Groen Gas Oude Tonge B.V., project companies operating anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands and 475 Nm3/h, in Oude Tonge, the Netherlands, respectively, or the Waste-to-Energy Projects, and (iv) 75% of Ellomay Pumped Storage (2014) Ltd. (including 6.67% that are held by a trustee in trust for us and other parties as more fully described under “Pumped Storage Project in the Manara Cliff in Israel” in our Annual Report), which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel, or the Manara PSP.

The following table includes information concerning our revenues per facility:

Plant Title	Installed/ production Capacity[1]	Location	Type of Facility	Connection to Grid	Fixed Tariff	Revenue in the six months ended June 30, 2019 (in thousands)[2]	Revenue in the six months ended June 30, 2020 (in thousands)[2]
“Rinconada II”	2,275 kWp	Municipality of Córdoba, Andalusia, Spain	PV – Fixed panels	July 2010	N/A	€459	€347
“Rodríguez I”	1,675 kWp	Province of Murcia, Spain	PV – Fixed panels	November 2011	N/A	€317	€257
“Rodríguez II”	2,691 kWp	Province of Murcia, Spain	PV – Fixed panels	November 2011	N/A	€522	€427
“Fuente Librilla”	1,248 kWp	Province of Murcia, Spain	PV – Fixed panels	June 2011	N/A	€255	€210
“Talmei Yosef”	9,400 kWp	Talmei Yosef, Israel	PV – Fixed panels	November 2013	0.9857[3] (NIS/kWh)	€535[4]	€536[4]
“Groen Gas Goor”	475 Nm3/h	Goor, the Netherlands	Biogas	November 2017	N/A	€1,409	€1,492
“Goren Gas Oude-Tonge”	375 Nm3/h	Oude-Tonge, the Netherlands	Biogas	June 2018	N/A	€1,532	€945

1. The actual capacity of a photovoltaic plant is generally subject to a degradation of 0.5%-0.7% per year, depending on climate conditions and quality of the solar panels.

2.  These results are not indicative of future results due to various factors, including changes in the climate and the degradation of the solar panels.

3. The tariff of NIS 0.9631/kWh is fixed for a period of 20 years and is updated once a year based on changes to the Israeli CPI of October 2011. The tariff increased from NIS 0.976/kWh in November 2013 to NIS 1.005/kWh in 2020.

4. As a result of the accounting treatment of the Talmei Yosef project as a financial asset, out of total proceeds from the sale of electricity of approximately €2.1 million and approximately €2.2 million for the six months ended June 30, 2019 and 2020, respectively, only revenues related to the ongoing operation of the plant in the amount of approximately €0.5 million for each of the six month periods ended June 30, 2019 and 2020 are recognized as revenues.

Our ordinary shares are listed on the NYSE American and on the Tel Aviv Stock Exchange under the symbol ELLO. The address of our registered office is 18 Rothschild Blvd., 1st Floor, Tel Aviv 6688121, Israel.

Certain Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our condensed consolidated interim financial statements (unaudited), which have been prepared in accordance with IFRS. While all the accounting policies impact the financial statements, certain policies may be viewed to be critical. These policies are most important for the fair portrayal of our financial condition and results of operations and are those that require our management to make difficult, subjective and complex judgments, estimates and assumptions, based upon information available at the time that they are made, historical experience and various other factors that are believed to be reasonable under the circumstances. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the condensed consolidated interim financial statements, as well as the reported amounts of expenses during the periods presented. Actual results could differ from those estimates.

The critical accounting policies described in Item 5 of our Annual Report, in note 2 of our consolidated annual financial statements and in note 2 of our condensed consolidated interim financial statements as at June 30, 2020, are those that require management’s more significant judgments and estimates used in the preparation of our condensed consolidated interim financial statements.

Our reportable segments, which form our strategic business units, are as follows: (i) photovoltaic power plants presented per geographical areas (Spain, Israel and Italy), (ii) 9.375% indirect interest in Dorad, (iii) anaerobic digestion plants (Bio Gas) in the Netherlands and (iv) pumped storage hydro power plant in Manara, Israel. For more information see note 8 of our condensed consolidated interim financial statements as at June 30, 2020.

On December 20, 2019, we, through our wholly-owned subsidiary, Ellomay Luxembourg Holdings, S.à.r.l., sold ten Italian indirect wholly-owned subsidiaries, which own twelve photovoltaic plants with an aggregate nominal capacity of approximately 22.6 MW, or the Italian PV Portfolio, and sold the sale of the receivables arising from shareholder loans provided to such companies. The purchase price was €38.7 million (after approximately €2.3 million adjustments in connection with funds received by us from the Italian subsidiaries during 2019). The Sale and Purchase Agreement governing the sale of the subsidiaries and the receivables includes customary representations and warranties and indemnification mechanisms, including specific indemnification for existing risks for a limited time as follows: (i) indemnification in the amount of up to €0.25 million in connection with potential tax liabilities (until December 31, 2023), (ii) indemnification in the amount of up to €0.5 million in connection with potential incentive reduction under limited circumstances in one of the Italian subsidiaries sold (until December 31, 2023), and (iii) indemnification in the amount of up to €2.1 million in connection with potential incentive reduction under limited circumstances in one of the Italian subsidiaries sold until June 30, 2021. In connection with such indemnification undertakings, we recorded expenses in the year ended December 31, 2019 in the amount of approximately €2.1 million following the announcement received from Gestore dei Servizi Elettrici, or GSE, Italy’s energy regulation agency, claiming alleged non-compliance of the installed modules with the required certifications under the applicable regulation and raising the need to examine incentive eligibility implications. Therefore, our results of operations for the periods following the sale of the Italian PV Portfolio do not include the results of operations of such plants.

Results of Operations

Six Months Ended June 30, 2020 Compared with Six Months Ended June 30, 2019

Revenues were approximately €4.2 million for the six months ended June 30, 2020, compared to approximately €10.3 million for the six months ended June 30, 2019. The decrease in revenues is mainly due to the sale of the Italian PV Portfolio during December 2019. A small portion of the decrease in revenues for the six months ended June 30, 2020 resulted from a decrease in demand and prices of the European electricity markets due to the Covid-19 crisis. In addition, in February 2020 a strong storm hit one of our biogas facilities in the Netherlands, causing the facility to be partially deactivated. The damage repair and return of the facility to full activity took approximately eight weeks (as the process of returning to full biological facility output is gradual) and in May 2020 the facility returned to full operation.

Italian PV Segment.  Revenues from our Italian PV segment were 0 million for the six months ended June 30, 2020, compared to approximately €5.3 million for the six months ended June 30, 2019. The decrease is due to the sale of the Italian PV Portfolio in December 2019.

Spanish PV Segment.  Revenues from our Spanish PV segment were approximately €1.2 million for the six months ended June 30, 2020, compared to approximately €1.6 million for the six months ended June 30, 2019. The decrease mainly resulted from a decrease in demand and prices of the Spanish electricity market due to the Covid-19 crisis.

Israeli PV Segment.  The segment results for our PV Plant located in Israel are presented under the fixed asset model and not under the IFRIC 12 financial asset model as applied in our financial statements. Proceeds for electricity produced by our Israeli PV segment were approximately €2.1 million for the six months ended June 30, 2020, compared to approximately €2.2 million for the six months ended June 30, 2019.

Dorad Segment.  Our share in the revenues of Dorad was approximately €28.8 million (approximately NIS 111.3 million) for the six months ended June 30, 2020, compared to approximately €29.9 million (approximately NIS 122.3 million) for the six months ended June 30, 2019. The decrease in Dorad’s revenues is mainly due to a decrease in tariff and in the electricity sold to Dorad’s customers for the six months ended June 30, 2020.

Netherlands Biogas Segment. Revenues from our Netherlands biogas segment were approximately €2.4 million for the six months ended June 30, 2020, compared to approximately €2.9 million for the six months ended June 30, 2019. In February 2020 a strong storm hit one of our biogas facilities in the Netherlands, causing the facility to be partially deactivated. The damage repair and return of the facility to full activity took approximately eight weeks (as the process of returning to full biological facility output is gradual) and in May 2020 the facility returned to full operation.

Operating expenses were approximately €2.1 million for the six months ended June 30, 2020, compared to approximately €3.5 million for the six months ended June 30, 2019. The decrease in operating expenses is mainly attributable to the sale of the Italian PV Portfolio, to increased operational efficiency of our Waste-to-Energy projects in the Netherlands and to insurance reimbursement in connection with the storm damages in one of our biogas facilities in the Netherlands that reduced operating expenses.

Italian PV Segment.  Operating expenses in connection with our Italian PV segment were 0 million for the six months ended June 30, 2020, compared to approximately €0.6 million for the six months ended June 30, 2019. The decrease is due to the sale of the Italian PV Portfolio in December 2019.

Spanish PV Segment.  Revenues from our Spanish PV segment were approximately €1.2 million for the six months ended June 30, 2020, compared to approximately €1.6 million for the six months ended June 30, 2019. The decrease mainly resulted from a decrease in demand and prices of the Spanish electricity market due to the Covid-19 crisis.

Israeli PV Segment. Operating expenses in connection with our Israeli PV segment were approximately €0.2 million for the six months ended June 30, 2020 and 2019.

Dorad Segment. Operating expenses in connection with our Dorad segment were approximately €22.9 million (approximately NIS 88.2 million) for the six months ended June 30, 2020, compared to approximately €23.8 million (approximately NIS 97.2 million) for the six months ended June 30, 2019. The decrease in Dorad’s operating expenses is mainly due to a decrease in production and in gas prices.

Netherlands Biogas Segment. Operating expenses in connection with our Netherlands biogas segment were approximately €1.7 million for the six months ended June 30, 2020, compared to approximately €2.4 million for the six months ended June 30, 2019. The decrease is attributable to increased operational efficiency and to insurance reimbursement income in connection with the storm damages in one of our biogas facilities in the Netherlands that reduced operating expenses.

Project development costs were approximately €2.3 million for the six months ended June 30, 2020, compared to approximately €2.7 million for the six months ended June 30, 2019. The decrease in project development costs is mainly due to a decrease in consultancy expenses in connection with the Manara PSP, partially offset by consultancy expenses in connection with the development of photovoltaic projects in Italy.

General and administrative expenses were approximately €2.2 million for the six months ended June 30, 2020, compared to approximately €1.9 million for the six months ended June 30, 2019. The increase is mostly due to D&O liability insurance costs.

Our share of profits of equity accounted investee, after elimination of intercompany transactions, was approximately €0.9 million for the six months ended June 30, 2020, compared to approximately €0.03 million in the six months ended June 30, 2019. The increase in the Company’s share of profit of equity accounted investee is mainly attributable to lower financing expenses incurred by Dorad for the period as a result of the CPI indexation of loans from banks.

Financing expenses, net was approximately €1.1 million for the six months ended June 30, 2020, compared to approximately €3.1 million for the six months ended June 30, 2019. The decrease in financing expenses, net, was mainly due to: (i) income recorded in connection with the reevaluation of our euro/US$ forward transactions and revaluation of a loan provided to U. Dori Energy Infrastructures Ltd., or Dori Energy, through which we indirectly own our 9.375% share in Dorad, in the aggregate amount of approximately €1.1 million during the six months ended June 30, 2020, compared to approximately €0.5 million during the six months ended June 30, 2019, (ii) decreased expenses resulting from exchange rate differences amounting to approximately €0.9 million in six months ended June 30, 2020, mainly in connection with the NIS cash and cash equivalents, compared to approximately €1.3 million for the six months ended June 30, 2019, mainly in connection with our NIS denominated debentures, caused by the 0.1% appreciation of the euro against the NIS during the six months ended June 30, 2020, compared to the 5.4% devaluation of the euro against the NIS during the six months ended June 30, 2019 and (iii) a decrease in financing expenses of approximately €0.9 million resulting from the early repayment of our Series A Debentures and the sale of the Italian PV Portfolio, including all related project finance.

Taxes on income was approximately €0.1 million for the six months ended June 30, 2020, compared to approximately €0.5 million for the six months ended June 30, 2019. The decrease in tax expenses is mainly attributable to the sale of the Italian PV Portfolio and deferred tax income related to the operations of Talasol, in which we hold 51%.

Net loss was approximately €4.3 million for the six months ended June 30, 2020, compared to approximately €4.4 million for the six months ended June 30, 2019.

Total other comprehensive loss was approximately €9.2 million for the six months ended June 30, 2020, compared to a profit of approximately €0.5 million for the six months ended June 30, 2019. The change was mainly due to changes in fair value of cash flow hedges and from foreign currency translation differences on NIS denominated operations, as a result of fluctuations in the euro/NIS exchange rates.

Total comprehensive loss was approximately €13.5 million for the six months ended June 30, 2020, compared to approximately €4.9 million for the six months ended June 30, 2019.

Impact of Inflation and Fluctuation of Currencies

We hold cash and cash equivalents, marketable securities and restricted cash in various currencies, mainly in euro and NIS. Our investments in our Spanish PV Plants, in the Waste-to-Energy Projects and in the Talasol Project are denominated in euro and our investments in Dori Energy, in the Talmei Yosef PV Plant and in Manara PSP are denominated in NIS. Our Debentures are denominated in NIS and the interest and principal payments are made in NIS, the financing of the Talmei Yosef PV Plant is denominated in NIS and the financing we have obtained in connection with our Spanish PV Plants is denominated in euro and bears interest that is based on EURIBOR rate. We therefore are affected by changes in the prevailing euro/NIS exchange rates and previously, prior to the change in our presentation currency were affected by changes in the prevailing euro/U.S. dollar and euro/NIS exchange rates. We entered into various swap transactions to minimize our currency risks. We cannot predict the rate of appreciation/depreciation of the NIS against the euro in the future, and whether these changes will have a material adverse effect on our finances and operations.

The table below sets forth the annual and semi-annual rates of appreciation (or depreciation) of the NIS against the Euro.

	Year ended December 31,		Six months ended June 30,
	2019	2018	2020	2019
Appreciation (Depreciation) of the Euro against the NIS	(9.6%)	3.3%	0.1%	(5.4%)

The semi-annual rate of inflation in Israel was (0.7%) in the six months ended June 30, 2020, compared to an inflation rate of approximately 1.17% in the six months ended June 30, 2019.

The representative NIS/euro exchange rate was NIS 3.883 for one euro on June 30, 2020 and NIS 4.062 for one euro on June 30, 2019. The average exchange rates for converting NIS to euro during the six-month periods ended June 30, 2020 and 2019 were NIS 3.861 and NIS 4.092 for one euro, respectively. The exchange rate as of September 1, 2020 was NIS 4.019 for one euro.

Governmental Economic, Fiscal, Monetary or Political Policies or Factors that have or could Materially Affect our Operations or Investments by U.S. Shareholders

Governmental Regulations Affecting the Operations of our PV Plants and other Facilities

Our PV Plants and other energy manufacturing facilities are subject to comprehensive regulation and we sell the electricity and energy produced for rates determined by governmental legislation and to local governmental entities. Any change in the legislation that affects facilities such as our facilities could materially adversely affect our results of operations. A continued economic crisis in Europe and specifically in Italy and Spain or continued financial distress of the Israel Electric Corporation could cause the applicable legislator to reduce benefits provided to operators of PV plants or other privately-owned energy manufacturing facilities or to revise the incentive regimes that currently governs the sale of electricity in Italy, Spain and Israel.

For more information see “Item 3.D: Risk Factors - Risks Related to our Renewable Energy Operations,” “Item 3.D: Risk Factors - Risks Related to our Investment in Dori Energy,” “Item 3.D: Risk Factors - Risks Related to our Other Operations”, “Item 4.B: Material Effects of Government Regulations on the PV Plants,” “Item 4.B: Material Effects of Government Regulations on Dorad’s Operations,” “Item 4.B: The Netherlands Waste-to-Energy Market and Regulation” and “Item 4.B: Material Effects of Government Regulations on The Manara PSP” of our Annual Report.

Effective Israeli Corporate Tax Rate

Israeli companies are generally subject to company tax on their taxable income. The Israeli corporate tax rate was reduced from 26.5% to 25% as of January 1, 2016. On December 22, 2016, the Knesset plenum passed the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018) – 2016, by which, inter alia, the corporate tax rate would be reduced from 25% to 23% in two steps. The first step was a rate of 24% as from January 2017 and the second step was a rate of 23% as from January 2018.

Liquidity and Capital Resources

As of September 1, 2020, we held approximately €52 million in cash and cash equivalents, approximately €8 million in short-term deposits, approximately €0.8 million in marketable securities and approximately €10.6 million in restricted short-term and long-term cash.

Although we now hold the aforementioned funds, we may need additional funds if we seek to acquire certain new businesses and operations and if we seek to advance large development projects that require substantial funds. If we are unable to raise funds through public or private financing of debt or equity, we will be unable to fund certain projects, investments or business combinations that could ultimately improve our financial results. We cannot ensure that additional financing will be available on commercially reasonable terms or at all.

We entered into various project finance agreements in connection with the financing of our Spanish PV Plants, including the PV Plant constructed by Talasol. In January 2014 and June 2014 we issued the Series A Debentures, which were repaid in full on January 5, 2020, in March 2017 we issued the Series B Debentures and in July 2019 we issued the Series C Debentures. In addition, the Talmei Yosef PV Plant and our Waste-to-Energy Projects also obtained project financing. We currently have no agreements, commitments or understandings for additional financing, however we will require additional funds in order to advance the Manara PSP and other projects that are currently under development or that will be developed in the future. The project finance arrangements entered into by several of the Italian project companies holding our Italian PV plants were transferred as part of the sale of such project companies on December 20, 2019. For more information concerning our financing activities, see “Item 5.B. Liquidity and Capital Resources” of our Annual Report.

On July 17, 2019, we issued 800,000 ordinary shares to several Israeli qualified investors in a private placement undertaken in accordance with Regulation S of the Securities Act. The price per share was NIS 39.20 and we received net proceeds of approximately NIS 31.1 million (approximately €7.8 million) (net of related expenses such as consultancy fee of approximately NIS 0.2 million).

On February 18, 2020, we issued 715,000 ordinary shares and warrants to purchase an additional 178,750 ordinary shares to several Israeli institutional investors in a private placement undertaken in accordance with Regulation S of the Securities Act of 1933, as amended. The price per share was NIS 70 (approximately €18.9). The warrants are exercisable for a period of one year, with an exercise price of NIS 80 (approximately €21.6) per ordinary share. We received net proceeds of NIS 49.9 million (approximately €13.5 million) (net of related expenses such as consultancy fee of approximately NIS 0.1 million).

On July 20, 2020, we issued 450,000 ordinary shares to several Israeli qualified investors in a private placement undertaken in accordance with Regulation S of the Securities Act. The price per share was NIS 70.5 and we received gross proceeds of approximately NIS 48.7 million (approximately €13.2 million)

As of June 30, 2020, we had working capital of approximately €47.4 million. In our opinion, our working capital is sufficient for our present requirements.

We currently invest our excess cash in cash and cash equivalents that are highly liquid and in marketable securities.

As of June 30, 2020, we held approximately €51.2 million in cash and cash equivalents, approximately €2.2 million in marketable securities and approximately €16.7 million in short-term and long-term restricted cash and deposits, compared with approximately €44.5 million was in cash and cash equivalents, approximately €2.2 million was in marketable securities and approximately €39.6 million in restricted marketable securities, short-term and long-term restricted cash and deposits we held at December 31, 2019.  The increase in cash and cash equivalents mainly resulted from the issuance of 715,000 ordinary shares in a private placement during February 2020.

From 2015 through September 1, 2020, we made capital expenditures of an aggregate amount of approximately NIS 48.6 million (approximately €12.5 million, based on the NIS/euro exchange rate as of June 30, 2020) in connection with the acquisition of the Talmei Yosef PV Plant. Our aggregate capital expenditure in connection with the acquisition of shares in U. Dori Energy Infrastructure Ltd., including the exercise of options to acquire additional shares of U. Dori Energy during 2015 and 2016, which increased our percentage holding to 50%, after principal loan repayments from Dori Energy, is approximately NIS 107.3 million (approximately €27.7 million, based on the NIS/euro exchange rate as of June 30, 2020). The aggregate capital expenditures in connection with the Manara PSP, including amounts recorded in the general and administrative expenses, through September 1, 2020 were approximately NIS 33 million (approximately €8.5 million). From 2016 through September 1, 2020, capital expenditures incurred by the project companies in connection with the Waste-to-Energy projects in the Netherlands was approximately €19.6 million. From September 30, 2018 through September 1, 2020, capital expenditures incurred by Talasol was approximately €177 million.

Cash flows

The following table summarizes our cash flows for the periods presented:

	Six months ended June 30,
	2020	2019
	(euro in thousands)
Net cash from (used in) operating activities	(1,926)	1,129
Net cash used in investing activities	(55,359)	(46,706)
Net cash from financing activities	64,365	64,285
Exchange differences on balances of cash and cash equivalents	(357)	(55)
Increase in cash and cash equivalents	6,723	18,653
Cash and cash equivalents at beginning of period	44,509	36,882
Cash and cash equivalents at end of period	51,232	55,535

Operating activities

In the six months ended June 30, 2020, we had a net loss of approximately €4.3 million. Net cash used in operating activities was approximately €1.9 million.

In the six months ended June 30, 2019, we had a net loss of approximately €4.4 million. Net cash from operating activities was approximately €1.1 million.

Investing activities

Net cash used in investing activities was approximately €55.4 million in the six months ended June 30, 2020, primarily due to the acquisition of fixed assets in connection with the Talasol Project and investment in restricted cash due to the financing and investment in the Talasol Project in April 2019.

Net cash used in investing activities was approximately €46.7 million in the six months ended June 30, 2019, primarily due to the acquisition of fixed assets in connection with the Talasol Project and investment in restricted cash due to the financing and investment in the Talasol Project in April 2019.

Financing activities

Net cash from financing activities in the six months ended June 30, 2020 was approximately €64.4 million, resulting mainly from withdrawals under the project finance agreement of the Talasol Project, in an aggregate amount of €80.4 million.

Net cash from financing activities in the six months ended June 30, 2019 was approximately €64.3 million, resulting mainly from amounts withdrawn on account of the facility agreement executed by four of our Spanish subsidiaries and from the closing of the project finance agreement of the Talasol Project, in the aggregate amount €58.9 million, and from consideration in the amount of €14.1 million received in connection with the sale of 49% of the Talasol Project (the payment of the remaining €1.4 million was deferred until the achievement of a preliminary acceptance certificate under the engineering, procurement and construction agreement of the Talasol Project).

As of June 30, 2020, we were not in default of any financial covenants for immediate repayment under the various financing agreements we executed or under the Deeds of Trust for our outstanding Debentures.

As of June 30, 2020, our total current assets amounted to approximately €66.2 million, of which approximately €51.2 million was in cash and cash equivalents and approximately €2.2 million was in marketable securities, compared with total current liabilities of approximately €18.8 million. Our assets held in cash equivalents are held in money market accounts and short-term deposits, substantially all of which are highly liquid investments readily convertible to cash with original maturities of three months or less at the date acquired.

As of June 30, 2019, our total current assets amounted to approximately €73.2 million, of which approximately €55.5 million was in cash and cash equivalents and approximately €2.2 million was in marketable securities, compared with total current liabilities of approximately €22.4 million.

The increase in our cash balance is mainly attributable to the proceeds received in connection mainly resulted from the issuance of 715,000 ordinary shares in a private placement during February 2020.

Contractual Obligations

As of June 30, 2020, except as detailed above there have been no material changes to the contractual obligations we disclosed in our Annual Report.

Disclosure about Market Risk

We are exposed to a variety of risks, including foreign currency fluctuations and changes in interest rates. We regularly assess currency and interest rate risks to minimize any adverse effects on our business as a result of those factors and periodically use hedging transactions in order to attempt to limit the impact of such changes.

We hold cash and cash equivalents, marketable securities and restricted cash in various currencies, including euro and NIS. Our holdings in the Italian and Spanish PV Plants and in the Netherlands WtE Projects are denominated in euro and our holdings in the Talmei Yosef PV Plant and in Dori Energy are denominated in NIS. The financing we have in connection with our Italian PV Plants and the Netherlands WtE Projects is denominated in euro and the financing we have in connection with our Italian PV Plants bears interest that is based on EURIBOR rate. Our Debentures and the project finance debt of the Talmei Yosef PV Plant are denominated in NIS and are to be repaid (principal and interest) in NIS.

Inflation and Fluctuation of Currencies

As detailed in our Annual Report, we previously utilized forward transactions to manage the foreign exchange risk resulting from our euro based operations and we entered into two Cross Currency Swap transactions in connection with the issuance of our Series B Debentures.

Interest Rate

As detailed in our Annual Report, we utilize interest rate swap derivatives to convert certain floating-rate debt to fixed-rate debt. Our interest rate swap derivatives involve an agreement to pay a fixed-rate interest and receive a floating-rate interest, at specified intervals, calculated on an agreed notional amount that matches the amount of the original loan and paid on the same installments and maturity dates. In the future, we may enter into additional interest rate swaps or other derivatives contracts to further hedge our exposure to fluctuations in interest rates.

For more information concerning hedging transaction, including transactions entered into in connection with the project finance agreement of the Talasol Project, see note 7 and note 10 of our condensed consolidated interim financial statements as at June 30, 2020.

Forward-Looking Statements

With the exception of historical facts, the matters discussed in this report and the financial statements attached hereto are forward-looking statements. Forward-looking statements may relate to, among other things, future actions, future performance generally, business development activities, future capital expenditures, strategies, the outcome of contingencies such as legal proceedings, future financial results, financing sources and availability and the effects of regulation and competition. When we use the words “believe,” “intend,” “expect,” “may,” “will,” “should,” “anticipate,” “could,” “estimate,” “plan,” “predict,” “project,” or their negatives, or other similar expressions, the statements which include those words are usually forward-looking statements. When we describe strategy that involves risks or uncertainties or include statements that do not relate strictly to historical or current facts, we are making forward-looking statements.

Achievement of future results is subject to risks, uncertainties and inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. Please see Item 3.D. “Risk Factors” in our Annual Report, in which we have identified important factors that, individually or in the aggregate, could cause actual results and outcomes to differ materially from those contained in any forward-looking statements made by us; any such statement is qualified by reference to the following cautionary statements. Please see also note 1 of our condensed consolidated interim financial statements as at June 30, 2020 for additional disclosure in connection with the Covid-19 pandemic. You should understand that it is not possible to predict or identify all risk factors. Consequently, you should not consider the said section to be a complete discussion of all potential risks or uncertainties. Readers are cautioned not to place undue reliance on these forward-looking statements.

We warn you that forward-looking statements are only predictions. Actual events or results may differ as a result of risks that we face. Forward-looking statements speak only as of the date they were made and we undertake no obligation to update them.